NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	February 17, 2022

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. ANNOUNCES ANGLE VALVE SERVICE TRIALS UPDATE

Vancouver, British Columbia and Bonham, Texas, - Kelso Technologies Inc. (TSX: KLS) (NYSE American: KIQ) ("Kelso" or the "Company") reports that all of the participating oil refiners engaged in the service trials of the Company's new 2" angle valve (K2AV) have successfully installed the requisite number of K2AV units and full AAR compliance testing continues.  The Kelso K2AV is a device specifically designed to transfer LP-Gas and anhydrous ammonia in pressurized railroad tank car applications.

The current pressure car fleet includes approximately 85,000 tank cars and each pressure tank car utilizes three K2AV units.  These are high value specialty products and management's objectives are to generate multi-million dollar revenues from the K2AV as oil refiners specify the Company's products in larger numbers.  The pressure tank car market is a previously untapped market for Kelso to develop.

The development of the K2AV has been driven by customers' demand for better performing angle valves due to irregular performance of the current products available in the market today.  The Kelso K2AV is a single piece of high-quality fabricated steel eliminating porosity weakness found in commonly used castings.  It is designed for universal use, there are no wetted or outlet O-rings to change out; it has a self-draining, self-cleaning seat; it has a low operating torque for ease of use; it has an adjustable packing gland; and it is a serviceable valve.  The K2AV has an AAR standard mounting that will allow for ease of interchangeability with other 2" angle valves.  The K2AV is completely manufactured in the USA.

The K2AV rounds out the Kelso Pressure Car Kit which includes the pressure relief valve (PCH), an excess flow check valve, a thermometer well, a needle (sampling) valve and magnetic gauging device.  The availability of the Kelso Pressure Car Kit provides customers with the opportunity for one-stop sourcing for pressure car needs.

James R. Bond, CEO of the Company comments that, "The Company's technology portfolio which is a key component of Kelso's long-term success goals has advanced as scheduled despite COVID-19 related issues.  Kelso remains dedicated to the development of new innovative safety technologies that deliver long term, reliable high performance for the Company's stakeholders.  The response to Kelso's K2AV from potential customers who were involved in the final design specifications has been very encouraging.  Kelso is prepared for full K2AV production and distribution when the final AAR approvals are received".

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that that Kelso will get AAR approval for our K2AV; that Kelso has the requisite number of K2AV units in AAR service trial testing; that our larger product portfolio will advance our longer-term success; that management's objectives are to generate multi-million dollar revenues from the K2AV; and that Kelso will be ready for full production and distribution of the K2AV when final AAR approvals are received. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Such risks and uncertainties include, without limitation, the risk that products may be dropped if ongoing service trials reveal engineering issues that render a new product unfeasible;  the Company's products may not provide the intended economic or operational advantages to customers or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  our products may not sell as well as expected to grow and sustain anticipated new revenue streams;  AAR approvals may not be attained;  the cyclical rail tank car market may not improve quickly;  customer orders may be cancelled and established competitors may enter the market with new product offerings which could reduce our expected market share.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President Email: bond@kelsotech.com	Richard Lee, Chief Financial Officer Email: lee@kelsotech.com	Corporate Address: 13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com